UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-37703
CUSIP NUMBER
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12B-25
 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I - REGISTRANT INFORMATION

IZEA, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

480 N. Orlando Avenue, Suite 200
Address of Principal Executive Office (Street and Number)

Winter Park, Florida 32789
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

IZEA, Inc. (the “Company”) is unable to timely file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) because it is working on a restatement (the “Restatement”) of certain financial statements of the Company. The Restatement was discussed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2018. Specifically, the Company expects to address an error in accounting for revenue and cost of sales related to the self-service Content Workflow portion of its revenue (collectively, the “Restatement Adjustments”).

The Company, with the assistance of its independent accountants, continues to evaluate its historical and current practices with respect to accounting for the Restatement Adjustments, which will affect the financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017. There can be no assurance at this time that the restated consolidated financial statements will not reflect additional accounting adjustments that arise as a result of the efforts described above.

The Company intends to file the Form 10-K as soon as practicable following the completion of the Restatement.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

LeAnn Hitchcock	407	985-2908
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is making certain accounting adjustments, as discussed above, to its financial statements, as presented in the Company’s Form 10-K for the fiscal year ended December 31, 2016, filed on March 28, 2017. Historically, the Company has reported revenue from the Company’s Content Workflow services as the gross amounts billed to marketers for their transactions. Upon further review, the Audit Committee determined that this portion of its revenue should have been reported on a net transaction basis. Therefore, the amount that the Company previously reported as the gross profit on Content Workflow should be the amount reported as revenue. Previously, Content Workflow revenue was reported as gross billings of approximately $6.9 million and $6.5 million in 2015 and 2016, respectively. Content Workflow revenue on a net transaction basis is expected to be restated as approximately $500,000 and $500,000 in 2015 and 2016, respectively. The Company expects the Content Workflow revenue for 2017, as calculated on a net transaction basis, will be consistent with the trends disclosed with respect to gross profit on Content Workflow in the first three quarters of 2017.

Although the Company has not yet finalized the Restatement of its financial statements or its 2017 audited financial statements, the Company currently anticipates filing as soon as practicable.

Caution Regarding Forward-Looking Statements

This Form 12b-25 reflects the Company’s current views about the timing and outcome of its restatement of certain portions of its financial statements, the accounting adjustments, the filing of its annual report, and other matters that constitute “forward-looking” statements, as such term is defined by the federal securities laws. You can identify forward-looking statements by terminology such as “may,” “will,” “intend,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These forward-looking statements are subject to the safe harbor protection provided by the federal securities laws. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. These risks and uncertainties include, but are not limited to, the results and effect of the Company’s review of its accounting entries and practices, any potential SEC inquiry with respect to the restatement, the accounting adjustments, the ability of the Company to timely file its periodic reports, the impact on the Company’s business and the risks identified in the Company’s periodic filings under the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to risks and uncertainties, actual developments and results may differ materially from those express or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

IZEA, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2018	By:	/s/ Edward H. (Ted) Murphy
	Name:	Edward H. (Ted) Murphy
	Title:	President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)